Profertil Sociedad Anónima

Condensed Interim Financial Statements as of September 30, 2025

PROFERTIL S.A.
CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 (UNAUDITED)
(Amounts expressed in thousands of United States dollars - Note 2.b.1)

	Notes	30/09/2025	31/12/2024
ASSETS
Non-current Assets
Property, plant and equipment	4	586,196	568,509
Right-of-use asset	5	12,450	10,637
Other receivables	7	33,771	38,509
Investment in financial assets	9	-	46,682
Total non-current assets		632,417	664,337

Current Assets
Inventories	6	98,758	49,076
Other receivables	7	23,002	25,338
Trade receivables	8	94,970	79,985
Investments in financial assets	9	175,656	104,523
Cash and cash equivalents	10	3,822	4,138
Total current assets		396,208	263,060
TOTAL ASSETS		1,028,625	927,397

SHAREHOLDERS’ EQUITY
Share capital		356,000	356,000
Reserves		77,021	77,021
Retained earnings		85,409	256,530
TOTAL SHAREHOLDERS’ EQUITY		518,430	689,551

LIABILITIES
Non-current Liabilities
Deferred income tax liability, net	11	150,838	145,662
Other liabilities	15	23,976	21,105
Financial debt	12	54,325	10,560
Total non-current liabilities		229,139	177,327

Current Liabilities
Contract liabilities	16	3,468	2,120
Taxes payable	13	1,677	1,109
Income tax payable	14	27,505	-
Salaries and social security		5,591	7,558
Other liabilities	15	150	143
Financial debt	12	180,414	4,623
Accounts payable	17	62,251	44,966
Total current liabilities		281,056	60,519
TOTAL LIABILITIES		510,195	237,846

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,028,625	927,397

The accompanying notes are an integral part of these condensed interim financial statements

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
CONDENSED INTERIM STATEMENTS OF PROFIT OR LOSS (1) FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)
(Amounts expressed in thousands of United States dollars - Note 2.b.1)

		For the nine-month period ended as of September 30		For the three-month period ended as of September 30
	Notes	2025	2024	2025	2024
Revenues	18	447,126	494,352	226,981	220,566
Costs of sales	19	(230,612)	(223,629)	(107,957)	(114,616)
Gross profit		216,514	270,723	119,024	105,950

Selling expenses	20	(46,644)	(59,050)	(18,510)	(23,627)
Administrative expenses	20	(23,315)	(22,249)	(7,100)	(8,403)
Other income and expenses, net		(367)	622	(87)	372
Operating profit		146,188	190,046	93,327	74,292

Finance income	21	1,921	12,444	1,559	10,378
Finance costs	21	(27,814)	(32,174)	(10,446)	(8,392)
Other financial results, net	21	3,961	21,301	3,536	(4,968)
Financial results, net	21	(21,932)	1,571	(5,351)	(2,982)

Profit before income tax		124,256	191,617	87,976	71,310

Income tax	11	(49,362)	12,093	(36,474)	(18,201)

Profit for the period		74,894	203,710	51,502	53,109

Total profit for the period attributable to:
Shareholders of the Company		74,894	203,710	51,502	53,109
Total profit for the period		74,894	203,710	51,502	53,109

(1) There were no items of comprehensive income in the current or prior period other than the profit for the period and, accordingly, no statement of comprehensive income is presented.

The accompanying notes are an integral part of these condensed interim financial statements

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE NINE-MONTH PERIODS SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)
(Amounts expressed in thousands of United States dollars - Note 2.b.1)

	Shareholders’ contributions	Retained earnings
	Share capital	Legal reserve	Facultative reserve	Retained earnings	Total
Balance at December, 31, 2024	356,000	71,200	5,821	256,530	689,551
As resolved by Shareholders Meeting on April 3, 2025
- Cash dividend distribution (*)	-	-	-	(246,015)	(246,015)
Profit for the period	-	-	-	74,894	74,894
Balance as of September 30, 2025	356,000	71,200	5,821	85,409	518,430

	Shareholders’ contributions	Retained earnings
	Share capital	Legal reserve	Facultative reserve	Retained earnings	Total
Balance at December, 31, 2023	356,000	71,200	5,821	244,186	677,207
As resolved by Shareholders Meeting on April 4, 2024:
- Cash dividend distribution (*)	-	-	-	(228,788)	(228,788)
Profit for the period	-	-	-	203,710	203,710
Balance as of September 30, 2024	356,000	71,200	5,821	219.108	652,129

(*) Shareholders’ decisions are made based on the statutory financial statements expressed in Argentine pesos.

The accompanying notes are an integral part of these condensed interim financial statements

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
CONDENSED INTERIM STATEMENTS OF CASH FLOWS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)
(Amounts expressed in thousands of United States dollars - Note 2.b.1)

		2025	2024
Cash flows from operating activities:
Profit for the period		74,894	203,710
Adjustments to reconcile profit for the period to net cash flows provided by operating activities:
Income tax expense		49,362	(12,093)
Loss on derecognition of property, plant and equipment		2,983	2,238
Depreciation of property, plant and equipment		25,476	25,211
Depreciation of right-of-use assets		358	315
Financial accretion of lease liability and decommissioning provision		1,382	1,201
Accrued interests		7,861	3,445
Exchange differences and others		59,384	14,694
Changes in assets and liabilities:
Trade receivables		(14,985)	(42,866)
Other receivables		7,074	(67,636)
Inventories		(49,682)	(29,137)
Accounts payable		12,496	15,042
Taxes payable		568	(2,276)
Salaries and social security		(1,967)	2,353
Other liabilities		(29)	(7)
Contract liabilities		1,348	(1,307)
Income tax payments		(12,072)	(21,399)
Net cash flows from operating activities		164,451	91,488

Cash flows from investing activities:
Proceeds from sale/maturity of investments in financial assets		1,054,451	1,308,272
Proceeds from acquisition of investments in financial assets		(1,093,821)	(1,196,744)
Acquisition of property, plant and equipment		(41,357)	(22,479)
Acquisition right-of-use asset		(2,171)	-
Net cash (used in) from investing activities		(82,898)	89,049

Cash flows from financing activities:
Dividends paid		(246,015)	(228,788)
Proceeds from loans		210,372	103,802
Issuance of negotiable obligations		54,325	-
Payments of loans		(44,729)	(36,608)
Interests paid		(55,097)	(1,961)
Lease payments		(725)	(624)
Net cash flows used in financing activities		(81,869)	(164,179)

(Decrease)/Increase in cash and cash and equivalents		(316)	16,358
Cash and cash equivalents at the beginning of the year	25	4,138	3,838
Cash and cash equivalents at the end of the period	25	3,822	20,196

The accompanying notes are an integral part of these condensed interim financial statements

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

1.GENERAL AND BUSINESS INFORMATION OF THE COMPANY
PROFERTIL SOCIEDAD ANONIMA (“PROFERTIL” or “the Company”) was established on December 27, 1996 and was registered with the Inspección General de Justicia (the governmental regulatory agency of corporations in Buenos Aires city - “IGJ”) on February 19, 1997, being its corporate objective the construction, operation and management of a nitrogen fertilizer producer plant; production, storage, distribution and sale at a wholesale level of fertilizers; purchase and sale of other fertilizer products; supply of services to third parties using the industrial, port and treatment of effluents installations of the Company.
The Company started its commercial operations on October 1, 1999, as a consequence of the purchase of Agrium Fertilizers S.A.’s operations.
During the first quarter of 2001, the contractor Snampro-Techint completed the performance tests for the fertilizers complex, and PROFERTIL assumed operational control during the month of April of such year. In June 2001, the Contractor handed over PROFERTIL the possession, custody and control of the complex, thus complex operation began to be supervised by the Company’s own personnel.
Profertil has developed a plant expansion and energy saving project, which was launched during October 2015. With this project the production plant located at Ingeniero White produces around 10% more, reaching daily productions of 3,950 Tn/d of granulated urea and 2,360 Tn/d of ammonia, using less natural gas per ton of urea and reducing total water consumption and electric energy required by the complex.
As a result of the project mentioned in the previous paragraph and certain improvements introduced in the production plant, during the first quarter of 2016 the Company has reviewed the useful life of the fertilizer production plant and has decided, effective January 1, 2016, to extend its useful life to a total of 50 years from the start of operations in 2001. The fertilizer production plant has, after the above-mentioned expansion, a production capacity of approximately 1,440,000 tons of granulated urea per year.
The Company’s legal address is Manuela Sáenz 323 – 8th floor, office # 803 - Buenos Aires City.

2.BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS
2.a. Basis of preparation
The condensed interim financial statements of the Company for the nine-month period ended September 30, 2025, are presented in accordance with the International Accounting Standard No.34 (“IAS 34”) “Interim financial reporting”. Therefore, they should be read together with the annual financial statements of the Company as of December 31, 2024 (“annual financial statements”) presented in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
The condensed interim financial statements for the nine-month period ended on September 30, 2025, and 2024, are not audited, however, in the opinion of the Company’s Board, they include all the necessary adjustments to be presented on a basis consistent with the annual financial statements. The results for the nine-month period ended on September 30, 2025, does not necessarily reflect the proportion of the Company’s results for the complete year.

Financial statements´ approval

These interim condensed financial statements were approved by the Board of Directors’ and authorized to be issued on November 28, 2025.

Use of estimates
The preparation of financial statements at a certain date requires the Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

income and expenses recorded during the period. Future results might differ from the estimates and assessments made on the date of preparation of these financial statements.
The description of any significant estimates and accounting judgments made by Management in applying the accounting policies, as well as the key estimates and areas with greater degree of complexity which require more critical judgments, are disclosed in Note 2.b.14, to the financial statements as of December 31, 2024.
Seasonality of operations
The Company´s business is subject to seasonal factors related to crops. Therefore, approximately 65% of the annual sales are concentrated in the second half of the year, being August through November the most relevant months of such half. As a result, the Company maintains higher inventory levels as of June 30 and September 30 of each year compared to the fiscal year-end and the first quarter-end.
2.b. Significant Accounting Policies
2.b.1) Accounting Policies

The main accounting policies adopted for the preparation of the condensed interim financial statements as of September 30, 2025 are consistent with those used for the preparation of the financial statements as of December 31, 2024 and, consequently, these condensed interim financial statements should be read in conjunction with the financial statements as of December 31, 2024, which include the main accounting policies in Notes 1 and 2.
The Company has adopted all new standards and interpretations or amendments issued by the IASB that are relevant to its operations and that are applicable to September 30, 2025, as described in note 2.b.18 to the Company's financial statements as of December 31, 2024. The new standards and interpretations or amendments adopted did not have a significant impact on the present condensed financial statements.
In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates," the Company's Management has defined the U.S. dollar as its functional currency. These condensed interim financial statements are presented in thousands of United States dollars (“U.S. dollars”).
Transactions in currencies other than the Company's functional currency (foreign currency) have been translated at the exchange rate in effect on the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency have been translated to their closing exchange rates. Exchange differences were recognized in the results of each period.
Assets and liabilities denominated in foreign currency were valued in U.S. dollars using the applicable exchange rates for their settlement according to the exchange regulations in force at the closing date of the financial statements corresponding to the nine-month period ending September 30, 2025, and the fiscal year ending December 31, 2024, as detailed below:

	30-09-2025	31-12-2024
	$	$
U.S. Dollar	1,375.50	1,030.50

2.b.2) Adoption of new standards and interpretations
Profertil has adopted all new and revised standards and interpretations, issued by the IASB which are relevant for its operations and mandatory effective as of January 1st, 2025, as described in Note 2.b.18 to the financial statements as of December 31, 2024. The new standards and interpretations adopted for the current period are as follows:
•Amendments to IAS 21: On August 15, 2023 the IASB has published “Lack of Exchangeability (Amendments to IAS 21)” that: 1) specify when a currency is exchangeable and how to determine the exchange rate when it is

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

not; 2) specify how an entity determines the exchange rate to apply when a currency is not exchangeable and 3) require the disclosure of additional information when a currency is not exchangeable.
The application of the aforementioned amendments did not affect the amounts disclosed in relation to assets and liabilities of the Company.

New and revised IFRS Accounting Standards in issue but not yet effective
In addition to the standards, modifications and interpretations issued not adopted to date, mentioned in the financial statements as of and for the year ended December 31, 2024, no new regulations were issued.
As of the date of issuance of these condensed interim financial statements, the Company's Management is in the process of evaluating the effects of the application of IFRS 18, that will be adopted in the financial statements of the Company for the fiscal year that will begin on January 1, 2027. In addition, the Company’s Management estimates that the impact of the adoption of the remaining new and revised standards and interpretations or modifications to them, will not be significant for the Company's financial statements. The Company will not early adopt any of these standards and interpretations or amendments before their effective date and the Company will use the transition provisions included in each standard or amendment.

3.FINANCIAL INSTRUMENTS DISCLOSURES

The following tables show the financial assets and liabilities by financial instrument category, and a reconciliation to the line shown in the statement of financial position, as applicable.

	30-09-2025
Financial assets	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables	-	-	-	56,773	56,773
Trade receivables (1)	96,958	-	96,958	-	96,958
Investments in financial assets	14,031	161,625	175,656	-	175,656
Cash and cash equivalents	3,822	-	3,822	-	3,822
	114,811	161,625	276,436	56,773	333,209

	31-12-2024
Financial assets	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables	1	-	1	63,846	63,847
Trade receivables (1)	81,973	-	81,973	-	81,973
Investments in financial assets (2)	98,980	55,280	154,260	-	154,260
Cash and cash equivalents	4,138	-	4,138	-	4,138
	185,092	55,280	240,372	63,846	304,218
(1)Does not include the provision for doubtful trade receivables.
(2)Does not include the provision for impairment of corporate bonds.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

	30-09-2025
Financial liabilities	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Other liabilities	24,126	-	24,126	-	24,126
Financial debt	234,739	-	234,739	-	234,739
Accounts payable	62,251	-	62,251	-	62,251
	321,116	-	321,116	-	321,116

	31-12-2024
Financial liabilities	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Other liabilities	21,219	29	21,248	-	21,248
Financial debt	15,183	-	15,183	-	15,183
Accounts payable	44,966	-	44,966	-	44,966
	81,368	29	81,397	-	81,397

Fair value of financial instruments

The methods and assumptions used to estimate the fair values of financial instruments are detailed in Note 4 to the financial statements as of December 31, 2024. As of September 30, 2025, there have been no significant changes in the methods and assumptions used to estimate the fair values. Finally, no transfers have occurred between the different levels of the fair value hierarchy used to determine the fair value of the Company’s financial instruments during the nine-month period as of September 30, 2025.

The following tables present the financial assets and liabilities of the Company that are measured at fair value and their allocation to the fair value hierarchy:

	30-09-2025	31-12-2024
Financial assets	Level 1	Level 1
Investments in financial assets
Current:
- Mutual funds	132,581	30,056
- Corporate bonds	29,044	-
- Government securities	-	25,224
	161,625	55,280

	30-09-2025	31-12-2024
Financial liabilities	Level 1	Level 1
Other liabilities:
Current:
- Foreign exchange futures contracts	-	29
	-	29

During the nine-month period ended September 30, 2025, the Company has signed forward contracts for the purchase of U.S. dollars. As of September 30, 2025, the Company holds outstanding contracts for the forward purchase of U.S. dollars totaling US$ 24,760,000.

As of September 30, 2025 the forward contracts are guaranteed for an amount of 14,872 in corporate bonds and government securities, maturing in October 2025. As of December 31, 2024 the forward contracts are guaranteed for an amount of 13,093 in corporate bonds and government securities, maturing in February and March 2025.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

4.PROPERTY, PLANT AND EQUIPMENT
The evolution of the Company's property, plant and equipment for the years ended September 30, 2025, and December 31, 2024, is as follows:

	Land	Furnitures and fixtures	Vehicles	Computer equipment	Communications	Software	Other equipment	Installations	Construction in progress	Fertilizer complex	Materials and spare parts	Total
Cost	4,214	594	2,169	3,344	1,551	25,106	6,948	81,513	61,912	936,958	39,116	1,163,425
Accumulated depreciation	-	(594)	(1,295)	(2,624)	(1,310)	(24,215)	(5,910)	(52,824)	-	(506,144)	-	(594,916)
Balance as of December 31, 2024	4,214	-	874	720	241	891	1,038	28,689	61,912	430,814	39,116	568,509

Costs
Increases	-	-	106	-	-	803	81	-	39,464	-	5,692	46,146
Transfers	-	-	-	-	220	304	266	634	(7,173)	5,749	-	-
Decreases and reclassifications	-	-	(90)	-	-	-	-	-	-	(342)	(2,768)	(3,200)

Accumulated depreciation
Increases	-	-	(210)	(305)	(87)	(448)	(169)	(2,632)	-	(21,625)	-	(25,476)
Decreases and reclassifications	-	-	74	-	-	-	-	-	-	143	-	217

Cost	4,214	594	2,185	3,344	1,771	26,213	7,295	82,147	94,203	942,365	42,040	1,206,371
Accumulated depreciation	-	(594)	(1,431)	(2,929)	(1,397)	(24,663)	(6,079)	(55,456)	-	(527,626)	-	(620,175)
Balance as of September 30, 2025	4,214	-	754	415	374	1,550	1,216	26,691	94,203	414,739	42,040	586,196

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

	Land	Furnitures and fixtures	Vehicles	Computer equipment	Communications	Software	Other equipment	Installations	Construction in progress	Fertilizer complex	Materials and spare parts	Total
Cost	4,214	594	2,138	2,448	1,350	24,185	6,821	80,588	31,461	934,088	33,590	1,121,477
Accumulated depreciation	-	(594)	(1,265)	(2,182)	(1,141)	(23,590)	(5,700)	(49,380)	-	(477,735)	-	(561,587)
Balance as of December 31, 2023	4,214	-	873	266	209	595	1,121	31,208	31,461	456,353	33,590	559,890

Costs
Increases	-	-	51	484	-	842	-	-	19,314	-	4,586	25,277
Transfers	-	-	-	-	201	51	127	929	(4,703)	3,395	-	-
Decreases and reclassifications	-	-	(245)	-	-	-	-	-	-	-	(2,237)	(2,482)

Accumulated depreciation
Increases	-	-	(200)	(287)	(119)	(493)	(156)	(2,569)	-	(21,387)	-	(25,211)
Decreases and reclassifications	-	-	244	-	-	-	-	-	-	-	-	244

Cost	4,214	594	1,944	2,932	1,551	25,078	6,948	81,517	46,072	937,483	35,939	1,144,272
Accumulated depreciation	-	(594)	(1,221)	(2,469)	(1,260)	(24,083)	(5,856)	(51,949)	-	(499,122)	-	(586,554)
Balance as of September 30, 2024	4,214	-	723	463	291	995	1,092	29,568	46,072	438,361	35,939	557,718

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

5.RIGHT-OF-USE ASSET

Lands (1)
Cost	15,772
Accumulated depreciation	(4,715)
Balance as of December 31, 2023	11,057

Depreciation
Increases	(420)

Cost	15,772
Accumulated depreciation	(5,135)
Balance as of December 31, 2024	10,637

Cost
Increases	2,171

Depreciation
Increases	(358)

Cost	17,943
Accumulated depreciation	(5,493)
Balance as of September 30, 2025	12,450
(1)See Note 23.

6.INVENTORIES

	30-09-2025	31-12-2024
Finished goods	92,088	42,777
Materials	6,670	6,299
	98,758	49,076

7.OTHER RECEIVABLES

	30-09-2025		31-12-2024
	Non-current	Current	Non-current	Current
Income tax(1)	-	-	-	4,638
Value-added tax (VAT)	-	9,641	-	7,487
Refunds on exports	-	31	-	48
Deposits in guarantee	-	-	-	1
Turnover tax	-	1,494	-	2,918
Prepaid expenses	-	128	-	3,407
Advances to suppliers	197	4,420	2,602	1,525
Advances to suppliers of inventories	-	557	-	33
Related parties (Note 24)	33,574	4,130	35,907	4,471
Loans to personnel	-	1,418	-	680
Foreign exchange futures contracts	-	1,132	-	-
Miscellaneous	-	51	-	130
	33,771	23,002	38,509	25,338

(1)Corresponds to income tax advances to be computed in the next fiscal year.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

8.TRADE RECEIVABLES

	30-09-2025	31-12-2024
Accounts receivables	59,064	63,697
Related parties (Note 24)	37,894	18,276
Provision for doubtful trade receivables	(1,988)	(1,988)
	94,970	79,985

The average collection period on sales of goods is 43 days. No interest is charged on outstanding trade receivables.

9.INVESTMENTS IN FINANCIAL ASSETS

	30-09-2025		31-12-2024
	Non-Current	Current	Non-Current	Current
Mutual funds (2) (4)	-	132,581	-	30,056
Government securities (1) (2) (3) (5)	-	14,031	-	58,633
Corporate bonds (1) (2) (3) (6)	-	29,044	48,182	17,389
Provision for impairment of corporate bonds	-	-	(1,500)	(1,555)
	-	175,656	46,682	104,523
(1) Includes US$ 14,872 as of September 30, 2025, and US$13,093 as of December 31, 2024, as collateral related to forward US$ purchase contracts entered into by the Company.
(2) Includes mutual funds valued at fair value for US$ 132,581 and corporate bonds for US$ 29,044 as of September 30, 2025. As of December 31, 2024, this amount totaled US$ 30,056 in mutual funds and US$ 25,224 in government securities.
(3) Includes government securities for US$ 14,031 measured at amortized cost as of September 30, 2025. As of December 31, 2024, this amount included government securities of US$ 33,409 and corporate bonds of US$ 65,571.

(4) As of September 30, 2025, includes:

Mutual fund	Price	Quantity	Total amount	Currency
ADCAP AH $ C	16.193	108,527	1,278	ARS
ADCAP AHDIB	3.028	2,610,534	5,747	ARS
ADCAP ASG	3.821	97,496	271	ARS
ARGE LIQ	15.766	875,203	10,032	ARS
BALANZ CAPMMB	10.360	322,136	2,426	ARS
BALANZ CAPMMD	10.510	1,099,340	8,400	ARS
MAF MM B	59.887	260,839	11,356	ARS
MEGAINV SUST	11.194	9,973	81	ARS
NOVUS LIQ B	6.930	986,830	4,972	ARS
PIO $ PLUS II	204.971	41,179	6,136	ARS
PREMIER ASG	3.676	48,437	129	ARS
SBS $ PLUS B	47.735	3,555	123	ARS
SBS AHORRO D	7.651	3,159,376	17,574	ARS
STZEROC TPCG	10.091	1,294,780	9,499	ARS
SUP RCP C	20.551	5,201	78	ARS
VALIANT AHORR	10.029	56	0.41	ARS
ADCAP AH USDE	1.023	17,174	17,569	US$
BALANZ MMUSDC	1.010	21,766	21,984	US$
FIMA PRE DOLA	1.008	4,849	4,888	US$
IAM LIQ USDB	1.012	8,930	9,037	US$
SBS LIQ USD B	1.013	988	1,001	US$
Total			132,581

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

As of December 31, 2024, includes:

Mutual fund	Price	Quantity	Total amount	Currency
ADCAP AH $ C	12.825	123,258	1,534	ARS
ADCAP ASG	2.974	97,367	281	ARS
ADCAP BALXVIB	3.731	738,281	2,673	ARS
ADCAP PLUS C	48.101	64,699	3,020	ARS
ALLARIA AH B	70.06	3,854	262	ARS
ARG RENTA PES	104.22	40,243	4,070	ARS
ARGE LIQ	12.669	93,460	1,149	ARS
BALANZ PERIIB	1.303	692,800	876	ARS
BALANZ PERIIC	1.302	1,810,894	2,288	ARS
CONSULT CRECI	113.975	11,763	1,301	ARS
CONSULTATIO	146.961	6,816	972	ARS
LOMB RENTA $	157.015	4,286	653	ARS
MEGAINV SUST	8.831	9,919	85	ARS
NOVUS LIQ B	5.629	2,380	13	ARS
PIONERO PERFO	408.04	4,071	1,612	ARS
PREMIER ASG	2.794	48,316	131	ARS
SBS $ PLUS B	37.26	97,242	3,516	ARS
SBS AHORRO D	6.101	373,115	2,209	ARS
SBS GESTION	25.527	109,844	2,721	ARS
SUP RCP C	16.377	43,417	690	ARS
Total			30,056

(5)As of September 30, 2025, includes:

Government securities	Quantity	Total amount	Currency	Maturity
D31O5	2,931	2,931	US$	31-Oct-25
D31O5	500	500	US$	31-Oct-25
D31O5	500	500	US$	31-Oct-25
D31O5	500	500	US$	31-Oct-25
D31O5	550	550	US$	31-Oct-25
D31O5	1,000	1,000	US$	31-Oct-25
D31O5	2,000	2,000	US$	31-Oct-25
D31O5	2,000	2,000	US$	31-Oct-25
D31O5	2,000	2,000	US$	31-Oct-25
D31O5	2,050	2,050	US$	31-Oct-25
Total		14,031

As of December 31, 2024, includes:

Government securities	Quantity	Total amount	Currency	Maturity
S28F5	2,250,000	3,216	US$	28-Feb-25
S14M5	2,851,000	3,171	US$	14-Mar-25
S31M5	19,818,000	27,022	US$	31-Mar-25
T2X5	3,247,000	19,949	US$	14-Feb-25
TZXM5	3,947,000	5,275	US$	31-Mar-25
BPY6C	0.07	0.068	US$	31-May-25
Total		58,633

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

(6)As of September 30, 2025, includes:

Corporate bonds	Nominal value	Total amount	Currency	Maturity
RED SURCOS	2,000	500	US$	29-Sep-25
SURCOS 2026	2,000	446	US$	13-Apr-26
CAPEX 2026	1,000	896	US$	7-Sep-26
LDTP 2026	1,409	1,303	US$	29-Sep-26
YPF 10-2026 C	890	831	US$	10-Oct-26
YPF 10-2026	5,000	4,667	US$	10-Oct-26
YPF 10-2026	10,000	9,335	US$	10-Oct-26
MSU AGRO 2026	3,230	2,839	US$	14-Nov-26
GENNEIA 2027	1,000	867	US$	16-May-27
OLDELVAL 27	1,004	842	US$	10-Jul-27
CAPEX 2027	127	103	US$	7-Sep-27
PCR 2027	1,000	829	US$	22-Sep-27
PAE 08-2028	3,000	2,461	US$	7-Aug-28
VISTA 2028	2,000	1,465	US$	11-Aug-28
PAESA C19	372	290	US$	9-Nov-26
PAESA C21	1,760	1,370	US$	1-Mar-27
Total		29,044
As of December 31, 2024, includes:

Corporate bonds	Nominal value	Total amount	Currency	Maturity
Aconcagua	1,000	998	US$	4-Feb-25
YPF Luz	4,000	2,212	US$	10-Feb-25
Aconcagua	1,000	996	US$	6-Mar-25
Ternium	5,000	5,000	US$	27-Mar-25
Telecom	5,000	5,257	US$	21-Jul-25
Red Surcos	2,000	2,000	US$	29-Sep-25
Aconcagua	2,000	926	US$	11-Oct-25
Surcos	2,000	2,073	US$	13-Apr-26
Telecom	1,000	992	US$	2-Jun-26
AA2000	3,000	3,332	US$	19-Aug-26
CAPEX	1,000	1,089	US$	7-Sep-26
Aconcagua	130	128	US$	14-Sep-26
Luz de Tres Picos	3,000	3,017	US$	29-Sep-26
YPF SA	18,000	21,373	US$	10-Oct-26
MSU Agro	6,000	6,223	US$	14-Nov-26
Genneia	1,000	847	US$	16-May-27
Oldelval	1,000	1,066	US$	10-Jul-27
CAPEX	130	127	US$	7-Sep-27
Aconcagua	2.000	1,500	US$	14-Sep-27
PCR	1.000	1,000	US$	22-Sep-27
PAE	3,000	3,415	US$	7-Aug-28
Vista Oil & Gas	2,000	2,000	US$	11-Aug-28
Total		65,571
10.CASH AND CASH EQUIVALENTS

	30-09-2025	31-12-2024
Cash	54	53
Banks	3,768	4,085
	3,822	4,138

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

11.INCOME TAX
The calculation of the income tax expense accrued for the nine-month and three-month periods ended September 30, 2025, and 2024 is as follows:

	For the nine-month period ended as of September 30		For the three-month period ended as of September 30
	2025	2024	2025	2024
Current income tax	(39,578)	(7,196)	(28,808)	(7,196)
Difference between tax provision and actual income tax (true-up)	-	3,672	-	849
Deferred tax	(5,176)	17,084	(3,813)	(10,504)
Exchange difference	(4,608)	(1,467)	(3,853)	(1,350)
	(49,362)	12,093	(36,474)	(18,201)

The reconciliation between the income tax charge for the nine-month period ended September 30, 2025, and 2024 and the charge that would result from applying the statutory income tax rate on the profit or loss before income tax for each fiscal period, is as follows:

	30-09-2025	30-09-2024
Profit before income tax	124,256	191,617
Current statutory income tax rate	35%	35%
Statutory income tax rate applied to profit before income tax	(43,490)	(67,066)
Net effects of the tax inflation adjustment	7,911	77,013
Exchange differences and others	(13,783)	2,146
Income tax (charge) gain	(49,362)	12,093

Also, the composition of deferred income tax liability, net as of September 30, 2025, and December 31, 2024, is as follows:

	30-09-2025	31-12-2024
Deferred tax assets
Right of use assets	4,001	3,704
Total deferred tax assets	4,001	3,704

Deferred tax liabilities
Property, plant and equipment and materials	(152,378)	(150,243)
Tax effect for exposure to the change in the purchasing power of the currency	(21)	(112)
Mutual Funds	(263)	(287)
Miscellaneous	(2,177)	1,276
Total deferred tax liability	(154,839)	(149,366)
Total deferred income tax liability, net	(150,838)	(145,662)

12. FINANCIAL DEBT

		30-09-2025		31-12-2024
	Interest rate	Non-Current	Current	Non-current	Current
Bank loans	(1)	-	179,562	10,560	4,623
Negotiable obligations	(1)(2)	54,325	852	-	-
		54,325	180,414	10,560	4,623

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

(1) As of September 30, 2025, includes:

Counterparty	Start date	Maturity date	Currency	Amount	Interest rate
Galicia	01/04/2025	10/11/2025	US$	30,933	6.50%
Industrial	03/04/2025	30/12/2025	ARS	5,270	42.50%
Macro	04/04/2025	31/10/2025	US$	20,636	6.75%
Macro	04/04/2025	10/10/2025	US$	41,173	6.25%
Provincia	07/04/2025	06/10/2025	US$	15,414	6.00%
BBVA	07/04/2025	06/10/2025	US$	20,528	5.75%
SBS FCI	01/04/2025	01/10/2025	US$	15,973	4.00%
SBS FCI	01/04/2025	05/11/2025	US$	9,943	4.00%
TPCG	01/04/2025	18/11/2025	US$	4,976	5.00%
TPCG	01/04/2025	17/12/2025	US$	4,957	5.00%
TPCG	30/09/2025	17/03/2026	US$	9,759	5.00%
Accrued Interest – Negotiable Obligations				852
Total Current				180,414
Negotiable obligations	14/07/2025	14/07/2027	US$	54,325	7.25%
Total Non-current				54,325
TOTAL				234,739

As of December 31, 2024, includes:

Counterparty	Start date	Maturity date	Currency	Amount	Interest rate
RABOBANK EUR	29/02/2024	22/08/2025	EUR	1,403	5.75+Euribor interpolated
RABOBANK EUR	22/03/2024	12/09/2025	EUR	951	5.75+Euribor interpolated
RABOBANK EUR	03/06/2024	12/09/2025	EUR	975	5.75+Euribor interpolated
RABOBANK EUR	05/08/2024	22/08/2025	EUR	536	5.75+Euribor interpolated
RABOBANK EUR	23/12/2024	29/09/2025	EUR	516	5.75+Euribor interpolated
Accrued interest Current loans				242
Total Current				4,623
RABOBANK EUR	30/09/2024	25/03/2026	EUR	10,560	5.5+Euribor360
Total Non-current				10,560
TOTAL				15,183

(2) On July 14, 2025, the Company issued its second series of Simple Negotiable Obligations (non-convertible into shares), Class 2, with a nominal value of US$ 54,325,110, at a fixed annual nominal interest rate of 7.25%, with a term of 2 years. These obligations will be amortized in a single payment at maturity, with semi-annual interest payments.

Interest will be paid semi-annually in arrears, starting from the Issue and Settlement Date, on the following dates: January 14, 2026; July 14, 2026; January 14, 2027; and on the Maturity Date, July 14, 2027.

Loans generally contain commitments and default events common to contracts of this nature, which include, among others, limitations regarding the creation of liens on the assets of the Company and compliance with certain financial commitments related mainly to leverage ratios (equal to or less than 3x), liquidity (equal to or greater than 1x) and indebtedness (equal to or less than 2.2x) of the Company.

13.TAXES PAYABLE

	30-09-2025	31-12-2024
Withholdings from added-value tax	550	465
Safety and hygiene fees payable	1,127	644
	1,677	1,109

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

14.INCOME TAX PAYABLE

	30-09-2025	31-12-2024
Income tax provision	39,578	24,117
Advances of Income tax payable	(12,650)	(24,466)
Withholdings of Income tax payable	577	349
	27,505	-

15.OTHER LIABILITIES

	30-09-2025		31-12-2024
	Non-current	Current	Non-current	Current
Lease liabilities	9,774	150	7,725	114
Decommissioning provision	14,202	-	13,380	-
Foreign exchange futures contracts	-	-	-	29
	23,976	150	21,105	143

Lease maturity analysis:

Years	2025	2024
0 a 1 year	1,034	833
2 years	1,034	833
3 years	1,034	833
4 years	1,034	833
5 years	1,034	833
More than 5 years	20,246	16,929

Interests	(15,492)	(13,255)

Total lease liabilities	9,924	7,839

The evolution of the lease liability and the decommissioning provision is as follows:

	Leases	Decommissioning provision	Total
Balances as of December 31, 2023	6,397	12,358	18,755
Exchange differences	1,721	-	1,721
Financial accretion	602	1,022	1,624
Lease payments	(881)	-	(881)
Balances as of December 31, 2024	7,839	13,380	21,219
Exchange differences	2,250	-	2,250
Financial accretion	560	822	1,382
Lease payments	(725)	-	(725)
Balances as of September 30, 2025	9,924	14,202	24,126

16.CONTRACT LIABILITIES

Balances as of December 31, 2023	6,244
Accrual of income for the year net of advances received	(4,124)
Balances as of December 31, 2024	2,120
Accrual of income for the period net of advances received	1,348
Balances as of September 30, 2025	3,468

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

17.ACCOUNTS PAYABLE

	30-09-2025	31-12-2024
Suppliers	8,621	8,578
Provisions	39,187	26,954
Related parties (Note 24)	14,443	9,434
	62,251	44,966

Accounts payable and provisions principally comprise amounts outstanding for trade purchases and other operating costs. The average payment period for trade accounts payable is 30 days. For most suppliers no interest is charged on the trade payables for the first 30 days from the date of the invoice. Thereafter, interest is charged on the outstanding balances at various interest rates. The Company has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

18.REVENUE

	For the nine-month period ended as of September 30		For the three-month period ended as of September 30
	2025	2024	2025	2024
Sales by product type :
Urea
- Local market	380,396	435,811	188,061	203,548
Ammonia
- Local market	2,106	6,351	480	2,233
- Exports (1)	11,525	9,764	5,506	-
Other resale products (2)
- Local Market	50,827	39,882	32,111	13,789
Grain sale result	109	57	32	37
Services:
Untying	310	374	130	128
Storage	1,169	1,471	374	537
Shipping	543	468	266	198
Other services	141	127	21	49
Export refunds	-	47	-	47
	447,126	494,352	226,981	220,566
(1) Exports in 2025 were made mainly to Chile and Brazil. In 2024 the exports were made to Chile and Marruecos.
(2) Mainly includes Proaire (urea-based additive), MAP (Monoammonium phosphate), solid blend and UAN (Urea ammonium nitrate).

19.COSTS OF SALES

	For the nine-month period ended as of September 30		For the three-month period ended as of September 30
	2025	2024	2025	2024
Inventories at the beginning of the year (1)	42,777	27,124	77,159	72,279
Purchases	69,462	26,279	45,628	11,474
Cost for services	1,200	1,027	491	516
Production costs (Note 20)	209,261	224,715	76,767	85,863
Inventories at period-end (1)	(92,088)	(55,516)	(92,088)	(55,516)
	230,612	223,629	107,957	114,616
(1)Net of materials.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

20.EXPENSES BY NATURE
The Company presents the statement of profit or loss, classifying the expenses according to their function as part of the lines "Production costs", "Administration expenses" and "Selling expenses". The following is the additional information required to disclose the nature of the expenses and their relationship with the function within the Company for the periods ended September 30, 2025, and 2024:

	For the nine-month period ended as of September 30, 2025
Account	Production costs	Selling expenses	Administrative expenses	Total
Salaries and wages	12,777	2,941	9,893	25,611
Other personnel expenses	666	498	1,099	2,263
Social contributions	3,026	617	1,600	5,243
Taxes, fees and contributions	259	16,516	39	16,814
Handling and storage	35	3,682	-	3,717
Transport and freight	-	12,532	-	12,532
Internal transfers	16,306	-	-	16,306
Hiring	2,607	1,574	6,941	11,122
Depreciation of property, plant and equipment	21,907	2,689	880	25,476
Depreciation of right-of-use assets	-	30	328	358
Insurance	3,228	453	105	3,786
Provisions	44	852	-	896
Gas	95,719	-	-	95,719
Energy and others	41,257	-	-	41,257
Maintenance and repairs	9,528	1,912	45	11,485
Miscellaneous	1,902	2,348	2,385	6,635
Total 30/09/2025	209,261	46,644	23,315	279,220

	For the nine-month period ended as of September 30, 2024
Account	Production costs	Selling expenses	Administrative expenses	Total
Salaries and wages	9,743	2,809	8,203	20,755
Other personnel expenses	578	443	1,054	2,075
Social contributions	2,316	632	1,655	4,603
Taxes, fees and contributions	172	24,018	39	24,229
Handling and storage	39	4,143	90	4,272
Transport and freight	-	16,488	-	16,488
Internal transfers	20,994	-	-	20,994
Hiring	2,135	2,045	6,084	10,264
Depreciation of property, plant and equipment	21,754	2,597	860	25,211
Depreciation of right-of-use assets	-	219	96	315
Insurance	3,756	466	102	4,324
Provisions	-	1,186	90	1,276
Gas	111,908	-	-	111,908
Energy and others	39,598	-	-	39,598
Maintenance and repairs	9,410	1,778	334	11,522
Miscellaneous	2,312	2,226	3,642	8,180
Total 30/09/2024	224,715	59,050	22,249	306,014

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

	For the three-month period ended as of September 30, 2025
Account	Production costs	Selling expenses	Administrative expenses	Total
Salaries and wages	4,648	899	2,702	8,249
Other personnel expenses	170	134	335	639
Social contributions	1,087	203	570	1,860
Taxes, fees and contributions	93	7,987	17	8,097
Handling and storage	14	1,415	-	1,429
Transport and freight	-	4,776	-	4,776
Internal transfers	4,799	-	-	4,799
Hiring	1,043	483	2,499	4,025
Depreciation of property, plant and equipment	7,354	902	287	8,543
Depreciation of right-of-use assets	-	10	32	42
Insurance	1,114	146	21	1,281
Provisions	-	295	-	295
Gas	35,094	-	-	35,094
Energy and others	18,191	-	-	18,191
Maintenance and repairs	2,642	515	4	3,161
Miscellaneous	518	745	633	1,896
Total al 30/09/2025	76,767	18,510	7,100	102,377

	For the three-month period ended as of September 30, 2024
Account	Production costs	Selling expenses	Administrative expenses	Total
Salaries and wages	4,279	1,211	3,386	8,876
Other personnel expenses	226	186	389	801
Social contributions	1,021	274	732	2,027
Taxes, fees and contributions	84	9,495	17	9,596
Handling and storage	17	1,577	87	1,681
Transport and freight	-	6,954	-	6,954
Internal transfers	6,756	-	-	6,756
Hiring	952	874	1,699	3,525
Depreciation of property, plant and equipment	7,234	872	308	8,414
Depreciation of right-of-use assets	-	10	32	42
Insurance	1,255	154	22	1,431
Provisions	-	339	-	339
Gas	44,501	-	-	44,501
Energy and others	14,376	-	-	14,376
Maintenance and repairs	4,415	791	251	5,457
Miscellaneous	747	890	1,480	3,117
Total al 30/09/2024	85,863	23,627	8,403	117,893

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

21.FINANCIAL RESULTS, NET

	For the nine-month period ended as of September 30		For the three-month period ended as of September 30
	2025	2024	2025	2024
Finance income
Interest income and others, net	1,921	12,444	1,559	10,378
Total finance income	1,921	12,444	1,559	10,378

Finance costs
Exchange differences, net	(15,722)	(25,285)	(5,277)	(5,772)
Financial accretion of leases and decommissioning provision	(1,382)	(1,201)	(480)	(416)
Interest expense	(10,710)	(5,688)	(4,689)	(2,204)
Total finance costs	(27,814)	(32,174)	(10,446)	(8,392)

Other financial results, net
Fair value gains on financial assets at fair value through profit or loss	6,378	29,633	4,118	(4,226)
Gains / (losses) on derivative financial instruments	1,244	(3,167)	1,110	(59)
Miscellaneous	(3,661)	(5,165)	(1,692)	(683)
Other financial results, net	3,961	21,301	3,536	(4,968)
Total financial results, net	(21,932)	1,571	(5,351)	(2,982)

22.SHARE CAPITAL
The share capital of the Company as of September 30, 2025, and December 31, 2024, amounts to 356,000 represented by 782,582,640 common shares and one vote per share, nominative non-endorsable, with a nominal value of AR$ 1 each, which is fully issued, registered, subscribed and paid-in. The breakdown of the share capital by class of shares is as follows:

Common, nominative, non-endorsable shares with a nominal value of Argentine peso 1 and one vote per share
Class “A”	391,291,320
Class “B”	391,291,320
782,582,640

The participation of the partners in the share capital of the Company as of September 30, 2025, is as follows:

YPF S.A.	50%
Agrium Holdco Spain S.L. (1)	50%
100%
(1) Nutrien Inc., a company controlled by 10706957 Canada Inc, holds 100% of the shares of Agrium Holdco Spain S.L.

On September 8, 2025, the Company’s Board of Directors became aware that one of its shareholders, Nutrien Ltd., signed an agreement for the sale of its entire equity interest in the Company to a consortium formed by Adecoagro S.A. and Asociación de Cooperativas Argentinas Cooperativa Limitada, in proportions of 80% and 20%, respectively, for an estimated amount of US$ 600 million. As of the date of issuance of these financial statements, the transaction has not been completed.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

23.CONTRACTUAL COMMITMENTS

As of September 30, 2025 there were no material changes in the Company’s contractual commitments as compared to those reported in the financial statements as of December 31, 2024.

24.BALANCES AND TRANSACTIONS WITH RELATED PARTIES
The Company conducts transactions with related parties within the general market conditions, which are part of the Company's habitual operation in terms of its purpose and conditions.
The information in the tables below details the balances with shareholders and other related parties as of September 30, 2025, and December 31, 2024, as well as the transactions with them for the nine-month and three-month period ended as of September 30, 2025, and 2024.

	30-09-2025			31-12-2024
	Trade Receivables	Other Receivables	Accounts Payable	Trade Receivables	Other Receivables	Accounts Payable
YPF S.A. (6) (7) (8)	22,612	-	12,653	11,929	-	7,793
Nutrien Ag Solutions Argentina S.A(1)	15,282	-	-	6,347	-	-
YPF Energía Eléctrica S.A. (2)	-	37,704	1,790	-	40,038	1,641
Agrium Holdco Spain S.L. (6) (7) (8)	-	-	-	-	340	-
	37,894	37,704	14,443	18,276	40,378	9,434

	For the nine-month period ended as of September 30
	2025				2024
	Net sales		Purchases and services		Net sales		Purchases and services
YPF S.A. (6)	81,923	(3)	69,596	(4)	95,616	(3)	82,990	(4)
Nutrien Ag Solutions Argentina S.A(1)	77,212	(3)	-		91,098	(3)	-
YPF Energía Eléctrica S.A. (2)	-		11,465	(5)	-		7,271	(5)
	159,135		81,061		186,714		90,261

	For the three-month period ended as of September 30
	2025				2024
	Net sales		Purchases and services		Net sales		Purchases and services
YPF S.A. (6)	38,724	(3)	27,806	(4)	40,163	(3)	32,291	(4)
Nutrien Ag Solutions Argentina S.A(1)	42,234	(3)	-		44,779	(3)	-
YPF Energía Eléctrica S.A. (2)	-		5,964	(5)	-		2,329	(5)
	80,958		33,770		84,942		34,620

(1) Related party of Nutrien Inc.
(2) Related party of YPF S.A.
(3) Product sales, mainly, and services.
(4) Gas purchases, mainly, and services.
(5) Energy purchases.
(6) Shareholders
(7) On April 3, 2025, the Ordinary General Shareholders’ Meeting resolved to distribute dividends in the total amount of US$246,015 thousand corresponding to the results of fiscal year 2024. The timing of the payment was delegated to the Board of Directors, and the distribution was carried out on April 8, 2025.

(8) On April 4, 2024, the Ordinary General Shareholders’ Meeting resolved to distribute dividends in the total amount of US$228,788 thousand corresponding to the results of fiscal year 2023. The timing of the payment was delegated to the Board of Directors, and the distribution was carried out on April 9, 2024.

MIGUEL EDUARDO MORLEY President

PROFERTIL S.A.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED) (CONTINUED)
(amounts expressed in thousands of United States dollars, except where otherwise indicated)

25.SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION
Cash and cash equivalents as presented in the cash flow statement include cash on hand and bank balances, not including bank overdrafts.

As of September 30, 2025 and 2024, operating and investing activities that do not affect cash flows mainly correspond to:

	30-09-2025	30-09-2024

Income tax liabilities offset by tax credit balances in favor	7,631	2,336
Acquisitions of property, plant and equipment financed through the increase of trade payables	4,789	2,798

Changes in liabilities arising from financing activities:

	30-09-2025	30-09-2024
Balances at the beginning of the year	15,183	21,328
Proceeds from loans	210,372	103,802
Issuance of Negotiable obligations	54,325	-
Payments of loans	(44,729)	(36,608)
Accrued interest (1)	7,861	3,445
Payments of interest	(55,097)	(1,961)
Net exchange differences (1)	46,825	(2,834)
Balances at the end of the period	234,740	87,172

(1)Those that did not imply movement of funds.

26.SUBSEQUENT EVENTS
During the nine-month period ended September 30, 2025, the Company had obtained short-term loans from both local and foreign financial institutions and issued exchange-traded promissory notes for a total amount of US$ 219 million. Subsequent to September 30, 2025, loans and exchange-traded promissory notes totaling US$ 200 million were repaid.

On the other hand, at the operational level, in mid-October the Company began the scheduled plant shutdown for the replacement of equipment at the fertilizer complex. These tasks are expected to last 60 days with anticipated expenditures of around US$90 million for labor and equipment.

As of the date of issuance of these financial statements, there have been no other significant subsequent events whose impact on the Company’s financial position and results of operations as of September 30, 2025 has not been considered in these financial statements.

MIGUEL EDUARDO MORLEY President